Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in millions)
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principles	$531.3	$224.5	$(62.8)	$(908.7)	$1,148.1
Minority interest in income and preferred returns of consolidated subsidiaries	25.7	21.4	19.4	41.8	71.7
Less: Equity earnings	(65.6)	(49.9)	(20.3)	(73.0)	(22.7)

Income from continuing operations before income taxes and cumulative effect of change in accounting principles, minority interest in income and preferred returns of consolidated subsidiaries and equity earnings	491.4	196.0	(63.7)	(939.9)	1,197.1
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees	684.7	838.5	1,298.3	1,172.4	700.8
Rental expense representative of interest factor	19.2	19.7	26.7	23.8	23.8
Preferred distributions	—	—	47.8	58.1	95.7

Total fixed charges	703.9	858.2	1,372.8	1,254.3	820.3
Distributed income of equity-method investees	107.7	60.5	21.5	81.3	50.9
Less:
Capitalized interest	(7.2)	(6.7)	(45.5)	(27.3)	(36.9)
Preferred distributions	—	—	(47.8)	(58.1)	(95.7)

Total earnings as adjusted	$1,295.8	$1,108.0	$1,237.3	$310.3	$1,935.7

Fixed charges	703.9	$858.2	$1,372.8	$1,254.3	$820.3

Ratio of earnings to fixed charges	1.84	1.29	(a )	(a )	2.36

(a)	Earnings were inadequate to cover fixed charges by $135.5 million and $944.0 million for the years ended December 31, 2003 and 2002, respectively.